EXHIBIT 14
CODE OF ETHICS

TABLE OF CONTENTS

FROM THE CHAIRMAN

YOUR INDIVIDUAL RESPONSIBILITIES

OUR RESPONSIBILITIES TO OUR CONSUMERS AND CUSTOMERS
Products of the Highest Quality
Customer Relationships

OUR RESPONSIBILITIES TO THE COMMUNITIES IN WHICH WE OPERATE
Our Environment
Safe Driving

OUR RESPONSIBILITIES TO OUR SHAREHOLDERS
Accounting
Antitrust and Competition Law
Conflicts of Interest
Disclosure of Information About Our Company
Gifts from Vendors
Government Contracts/Gifts to Government Employees
International Business
Political Contributions
Protection of Company Assets
Recordkeeping
Securities Trades
Use of Computers, Telephones and Other Electronic Resources
Written Agreements

OUR RESPONSIBILITIES TO EACH OTHER
Drug-Free Workplace
Equal Opportunity
Harassment
Notice of Criminal Conviction
Privacy
Retaliation
Safety
Violence in the Workplace

HOW TO REPORT A VIOLATION OF THIS CODE OF ETHICS
Reporting an Accounting Problem or a Violation of Law
Reporting Other Violations of this Code of Ethics
Cooperation with Law Enforcement

CONTACT INFORMATION
Amendments to this Code of Ethics
Public Availability of this Code of Ethics

FROM THE CHAIRMAN
At Dean Foods Company, integrity is one of our most important assets. A reputation for consistently ethical and honest behavior has been an important contributor to the success we have enjoyed so far—and maintaining that reputation is critical to our future.
This Code of Ethics is intended to inform all directors, officers and employees of Dean Foods Company and its subsidiaries of their ethical obligations. As you will see, we have set a high standard of conduct. Adherence to this Code of Ethics is vital to maintaining a business in which we may all take pride and is paramount to our continued success.
Our job is to provide value for all of our stakeholders. Our stakeholders include shareholders, customers, employees, and the communities in which we operate, do business and live. To our shareholders, value is the opportunity to make a return on an investment. To our customers, value is measured by the quality and price of our products and the services we provide. Our employees measure value based on a number of rewards that include compensation, but may also include quality of life and future career opportunities. And we rely on the communities in which we do business to provide vital services and educational opportunities for our employees and their families. As a corporate citizen, we have a civic responsibility to contribute to these communities. Managing the business with honesty and integrity adds value to our Company and results in value to our stakeholders.
Our Company is committed to doing business with honesty and integrity. Each and every one of us is expected to comply with the Code of Ethics at all times. A lone violation of this Code of Ethics by any individual could have devastating consequences for our stakeholders, our Company and the livelihoods of us all. Even the appearance of improper behavior is unacceptable.
I ask that you read the entire Code of Ethics and affirm your understanding of the Code by signing the acknowledgment form (on the last page of this booklet). You will regularly be asked to review and certify your full compliance with the Dean Foods Company Code of Ethics.
Thank you for your role in maintaining our position as a leader in the marketplace—and in keeping us a leader in ethical business practices.
Sincerely,
Gregg L. Engles
Chairman of the Board and Chief Executive Officer
Dean Foods Company
January 2007

YOUR INDIVIDUAL RESPONSIBILITIES
As a manufacturer of food products, integrity means everything to us. Without a reputation for integrity, we would fail on store shelves. We expect you to have an unwavering commitment to ethical behavior, to act with honesty, and to comply with all laws and regulations applicable to our business. Strict compliance with this Code of Ethics is mandatory for all employees, officers and directors of Dean Foods Company and its subsidiaries—and is essential to our continued success.
We expect you to be informed about the laws applicable to your role in our organization. You must never knowingly take any action that violates the law or would enable another person or entity (such as a customer or supplier) to violate the law. Remember that violations of law can carry substantial criminal and civil penalties for both our Company and any individual who causes or allows such violation.
You are responsible for your own conduct in complying with this Code of Ethics. No one has the authority to order that you violate this Code of Ethics. In fact, any attempt (successful or not) by any person to influence another to violate this Code of Ethics is itself a violation. No one will be excused for violating this Code of Ethics for any reason. And if you are a supervisor or manager, it is your responsibility to ensure that your employees understand and comply with this Code of Ethics at all times.
If asked by your supervisor, our Legal Department or a member of our Board of Directors to cooperate with an investigation being conducted in connection with an actual or suspected violation of this Code of Ethics or the law, regardless of whether it is an internal investigation being conducted by our Company or an investigation being conducted by a governmental agency, we require that you fully cooperate. Failure to cooperate will be deemed a violation of this Code of Ethics and may result in termination of your employment.
Finally, you are responsible for promptly reporting any known or suspected violations of this Code of Ethics according to the reporting procedures contained in this booklet. Failure to report a known violation of this Code of Ethics is itself a violation. If you are ever in doubt as to whether or not a certain action violates this Code of Ethics, consult your supervisor, your plant manager or the Code of Ethics HelpLine. Contact information is found on page 18.

OUR RESPONSIBILITIES TO OUR CONSUMERS AND CUSTOMERS
Products of the Highest Quality
Ensuring that our products are of the highest quality is critical. Regardless of your role in the organization, including the formulation, production, storage or transportation of our products, you must exercise the highest standards of care. You must follow all plant rules for the handling of products. Testing and inspections must conform to policy and be properly documented. Product packaging and labeling must be informative, accurate and in conformity with applicable law.
We follow FDA Good Manufacturing Practices Regulations and have adopted strict personal hygiene policies at all of our plants. When in our plants, you must adhere to these regulations and policies at all times.
Customer Relationships
Supplying our customers with quality products and exceptional service at competitive prices builds lasting relationships. Honest sales and marketing practices contribute to the health and longevity of our customer relationships. It is our policy to comply with applicable advertising laws and standards, which simply means that our advertising and marketing must be truthful, non-deceptive and fair. Our policy prohibits making false or deceptive statements about our competitors, as well as giving kickbacks, bribes or inappropriate gifts. No employee should entertain or provide gifts to an employee of one of our customers if doing so in any way violates that customer’s policy.

OUR RESPONSIBILITIES TO THE COMMUNITIES IN WHICH WE OPERATE
Our Environment
We are committed to protecting and respecting the environment. As a manufacturer and distributor of food products, our use of hazardous materials is unavoidable. It is, however, our policy to fully comply with all environmental laws. Hazardous materials must be stored properly to ensure contact with the environment is minimized and limited to established and accepted circumstances. All generated wastes must be stored as required by law, and recycled or disposed of at facilities approved by both our Company and the government.
Additionally, we must regularly conduct inspections of various systems located at our plants and facilities to ensure compliance with EPA laws and regulations. For example, many of our plants use ammonia in their refrigeration systems. If released into the air, ammonia can be very dangerous; therefore, we must conduct inspections of ammonia levels in our refrigeration systems to ensure compliance with EPA laws and regulations. If you are involved with or responsible for conducting such inspections, you must adhere to these laws and regulations, as well as our policies and inspection procedures.
We require you to always provide truthful and accurate information to government authorities regarding all environmental matters.
As a responsible corporate citizen, we encourage you to look for opportunities to improve our environmental performance.
Safe Driving
We have one of the largest distribution networks in the beverage industry. This means our trucks are on the road every day delivering products to grocery stores, warehouses, restaurants and schools. Our drivers must drive safely and in accordance with the law.

OUR RESPONSIBILITIES TO OUR SHAREHOLDERS
Accounting
It is our policy to maintain accurate and complete accounting records, and at all times accurately report our financial results.
If you are in any way involved with the maintenance of our accounting records or preparation of our financial statements, you must ensure that all transactions are recorded and reported in accordance with generally accepted accounting principles and comply with our accounting policies and procedures, including our established system of internal controls.
In addition to making and keeping accurate books, records and accounts, it is also our policy to maintain a system of internal accounting controls sufficient to provide reasonable assurances that:
•	transactions are executed in accordance with management’s general or specific authorization;

•	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles, or any other criteria applicable to such statements, and to maintain accountability for assets;

•	access to assets is permitted only in accordance with management’s general or specific authorization; and

•	recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken regarding differences.
We are committed to providing our investors with accurate, complete and transparent financial information. All employees involved with recording and reporting of financial transactions are expected to act at all times in accordance with that objective. No accounting entry should ever be made to disguise the true nature of any transaction.
All information provided to auditors, whether internal or external, must be complete and accurate. We require that you cooperate fully with our auditors in providing information they may request. Any confirmation request received from the auditors of any of our customers or vendors must be forwarded to the appropriate accounting personnel. For more information about where to forward audit confirmation requests from our business partners, see page 18 of this booklet. If you are an accounting employee responsible for responding to audit confirmations from our business partners, you must always ensure that our responses are accurate and complete.
Antitrust and Competition Law
Many routine business activities can present issues and challenges under the antitrust laws. If you are involved with establishing our prices or terms of sale, bidding for contracts, or dealing with customers, distributors or suppliers, you are expected to be familiar with the antitrust laws applicable to our business and will receive special antitrust compliance training. Understanding and complying with antitrust laws is essential to our continued success. At a minimum, you should never:
•	make any agreement with a competitor regarding pricing of our products in the marketplace, pricing practices, bids, bidding practices, terms of sale or marketing practices;

•	agree with a competitor to coordinate or allocate bids;

•	divide customers, markets or territories with a competitor;

•	agree with a competitor not to deal with another company;

•	attempt to control a customer’s resale price;

•	illegally discriminate unfairly between customers regarding price or other terms;

•	illegally force a customer to buy one product in order to get another product; or

•	engage in any other unfair methods of competition or deceptive acts or practices.

Our Legal Department can advise you on what conduct is or is not permissible under the antitrust laws. Under the antitrust laws, a prohibited agreement with a competitor or customer does not have to be a written contract or involve an express commitment. A “nod and wink” tacit understanding or even silent approval may be sufficient. Since we operate in a highly competitive environment in which prices may be similar among competitors, it is important to avoid even the appearance of an illegal agreement. Therefore, it is our policy that (unless it has been approved by our Legal Department) you may not discuss with any competitor any sensitive subject such as customer pricing, bids or bidding practices, costs, production levels, selling strategies, terms or conditions of sale, market shares, territories or customer lists. If, for turns to prohibited subjects, you must not participate in the discussion. Instead, you should leave the meeting, if necessary, and promptly report the incident to our Legal Department. Similarly, you must never send or receive any information of a type described above directly to or from a competitor.
Conflicts of Interest
You must always discharge your job responsibilities solely on the basis of the Company’s best interests, independent of any personal considerations or relationships. Therefore, you must avoid any financial interest or other business relationship (such as with a competitor, supplier or customer of our Company) that may interfere with your effective job performance or is adverse to the interests of our Company, except for any investment in an insignificant amount of securities issued by a publicly traded company or an investment or relationship that is approved (as described below). It is our policy that you should avoid any financial or other business relationships that would create even the appearance of conflicting loyalties or interests.
If you are an executive officer or director of Dean Foods Company, you must report the conflict or potential conflict to our Legal Department in order that the conflict may be considered by the Governance Committee of our Board of Directors. If you are not an executive officer or director, you must report an actual or potential conflict of interest to your supervisor for consideration. Any such conflict or potential conflict will only be approved if it is determined that it will not impair your ability to perform your duties in the best interests of the Company.
Disclosure of Information About Our Company
It is our policy to comply with all applicable laws regarding disclosure of information about our Company, including those that prohibit us from making “selective disclosures.” In order to ensure that all disclosures of Company information (such as sales and earnings information and other developments of importance to investors, regulators and the general public) are complete, accurate and in full compliance with the law, it is our policy that all such disclosures be made only through authorized persons. Unless you have been specifically authorized to do so, you are strictly prohibited from discussing Company affairs of the type described above with securities analysts, media representatives, government officials or other outsiders. Should any securities analyst, media representative, government official or other outsider request an interview with you or seek any Company information from you of a type described above, whether or not confidential or proprietary, you should refer them to our Investor Relations Department or General Counsel. You will find information about how to contact our Investor Relations Department and General Counsel on page 18.
In order to avoid an inadvertent disclosure of confidential information about our Company, you should avoid engaging in discussions about important Company information in public places, unless such discussions are conducted in a manner that would prevent others from learning the confidential information.
If you have been authorized to make written or oral disclosures on behalf of our Company, it is your responsibility to ensure that all such disclosures, including those contained in records to be filed with the Securities and Exchange Commission, are complete, accurate, transparent, timely, and in accordance with all applicable laws.

Gifts from Vendors
In all dealings with vendors, you must never request or accept payment or any other significant thing of value that would have the apparent or potential purpose or result of influencing your business decisions. Unless your supervisor approves in advance, you may not accept gifts or entertainment from vendors unless:
•	the gift or entertainment is of nominal value and in a form that it could not be construed as a bribe or payoff;

•	giving and accepting the gift or entertainment is consistent with accepted ethical customs and practices; and

•	disclosure of the gift or entertainment to our shareholders, the public and your fellow employees would not embarrass our Company or you.
Government Contracts/Gifts to Government Employees
In business dealings involving direct or indirect sales to any federal, state or local governmental or quasi-governmental entity, whether or not financed with appropriated funds, it is our policy to fully and strictly comply with all applicable laws, regulations and contract provisions, as well as to be completely truthful and accurate in making all certifications and representations required by government procurement documents and in all dealings with government employees.
In connection with government contracting, we must not:
•	lobby government agencies for contract awards using any appropriated funds received from the government;

•	pay contingent fees for contract awards except as authorized by law to bona fide employees or to a bona fide established commercial or selling agency;

•	accept or seek a competitor’s confidential bid or proposal information from any governmental agency or any other source;

•	solicit or obtain from any governmental agency, or any other source, a competitor’s bid or proposal information or an agency’s source selection information relating to a contract award;

•	subcontract for supplies or services of $25,000 or more to be used in connection with our performance of a federal procurement or nonprocurement contract with any firm or individual that is debarred, proposed for debarment, suspended or otherwise ineligible for participation in any federal procurement or nonprocurement transaction, unless (i) there is a compelling reason to do so, (ii) an explanation thereof is provided to the government contracting officer, and (iii) all other regulatory requirements are satisfied prior to entering into such subcontract; or

•	falsify or improperly destroy any record relating to the award or performance of or payment under any government contract or subcontract.
If you are involved with any aspect of a government contract, you must not take action that would violate any of these requirements. In addition, you must strictly conform to all government contracting terms and conditions, including quality and quantity obligations; labor and employment guidelines; any “most favored customer” pricing requirements; and government-specific statutes, such as the Procurement Integrity Act and Anti-Kickback Act. Where there is a question as to a particular agency’s requirements and/or standards of conduct, contact the Legal Department for guidance.
Federal, state and local government agencies also have strict rules describing when government employees may and may not accept entertainment, meals, transportation, gifts and other things of value from regulated companies and the people with whom they do business. Generally, you are not to provide or pay for gifts, meals, refreshments, travel, lodging or any other expenses for government employees. In rare instances, such activities may be permissible, e.g., familial or prior personal relationships. However, under all circumstances, you must obtain prior approval from the Legal Department before providing or offering to provide any such items or services.

It is our policy not to hire as a “principal” any person who is currently debarred, proposed for debarment, suspended or otherwise declared ineligible to participate in the procurement or nonprocurement programs of any agency of the federal government or any state government.
Further, we will not hire as a “principal” any person who is the subject of criminal or civil charges by a government entity where he or she violated laws relating to procurement or nonprocurement transactions with a governmental entity, or violated federal or state antitrust laws relating to submission of offers, or committed embezzlement, theft, forgery, bribery, falsification or destruction of records, the making of false statements, tax evasion or the receiving of stolen property. We will not hire as a “principal” any person who has within the past three years been convicted of or had a civil judgment rendered against him or her for any of the conduct described in the previous sentence. For this purpose, a “principal” means an officer, a director, a person having primary management or supervisory responsibilities, or a person who has substantial influence or control over procurement or nonprocurement transactions with a governmental entity. We will make reasonable inquiries, as necessary, of all prospective new employees regarding any present or proposed suspensions or debarments and any pending criminal or civil charges or criminal convictions or civil judgments of the type described above.
We will also consult the GSA’s Excluded Parties List System, which sets forth a list of debarred and excluded contractors and individuals. Any current employee who is proposed for suspension or debarment, or suspended from eligibility to participate in the procurement or nonprocurement programs of any agency of the federal government or any state government, or who becomes the subject of criminal or civil charges, or who is convicted of or has a judgment rendered against him or her for criminal or civil charges of a type described above, will be excluded from acting as a “principal” until his or her eligibility has been determined and/or the criminal or civil charges have been resolved in a manner that would permit the person to act as a “principal.”
We must ensure that all of our invoices submitted to the government for payment are current, complete, and accurate, and in full compliance with all contract provisions and the government’s cost and pricing regulations, including the Truth in Negotiations Act and the Cost Principles, as applicable. We must be prepared to explain and certify the accuracy of the information provided to government customers. The government may reimburse only those allowable costs incurred to the extent provided in the contract. Charging the government prices that do not strictly comply with these requirements is a serious offense and is strictly prohibited.
International Business
It is our policy to fully comply with the specific laws and regulations of the countries in which we do business, and with all U.S. laws affecting international trade. If you are involved in our international operations or sales to any customer in a foreign country, you are responsible for being informed as to all such laws and ensuring that your conduct is in compliance with those laws at all times.
It is our policy to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and all applicable local anti-bribery and anti-corruption laws in all countries in which we do business. In particular, neither we nor our agents or consultants are permitted to make, offer or promise money or anything else of value to corruptly influence any act or decision of a government official, political party, political party official, or candidate for political office in order to assist us in obtaining or retaining business or securing any improper advantage. It is also our policy to comply with the FCPA’s requirements to maintain accurate books and records, and to maintain an adequate system of internal controls.
It is our policy to comply with all U.S. and local trade control laws that impose restrictions or requirements on our international activities by means of trade sanctions or embargoes which may, from time to time, be enforced by the U.S. government. It is also our policy to comply with U.S. export control licensing requirements and restrictions applicable to the shipment of U.S. goods, technology, services and certain other activities related to preserving U.S. national security, as well as shipments of U.S.-origin goods, technology and services from one foreign country to another. We are required to obtain all licenses that may be necessary for export or re-export of our products and services.
We will comply with the U.S. laws that prohibit U.S. persons and companies from cooperating with the Arab League Boycott of Israel. The Arab League countries that currently enforce a boycott of Israeli imports are Bahrain, Kuwait, Lebanon, Libya, Oman, Qatar, Saudi Arabia, Syria, United Arab Emirates and Yemen. You must report any written, contractual or other requests to cooperate with this boycott to the Legal Department within 48 hours, so we may comply with our obligation to report such boycott requests to the U.S. Department of Commerce, as required by law.
It is our policy to comply with all U.S. and local anti-terrorism and anti-money laundering laws, including any applicable provisions of the Bank Secrecy Act and USA Patriot Act. It is our policy to take appropriate steps to know our customers, partners and agents, and to have procedures in place that reasonably ensure our employees report suspicious activities to a supervisor or the Legal Department, and to reasonably prevent Company dealings with prohibited parties, terrorists, or narcotics traffickers on the Department of the Treasury’s Office of Foreign Assets Control “Specially Designated Nationals” list.
Political Contributions
Federal law prohibits companies from making contributions to any political candidate, campaign committee or other organization in connection with any federal election. A political campaign contribution may be in the form of money (i.e., cash or checks) or any in-kind contribution of property, goods or services. Certain state laws also prohibit companies from making contributions to any political candidate, campaign committee or other organization in connection with any state election. It is our policy to comply with these and all other laws regarding political contributions. You must never use any Company facility or other resource in connection with campaign activity without prior confirmation of its legality from our Legal Department. You must never give, offer or promise anything of value as a bribe, gratuity or kickback to any U.S. federal, state or local public official. You are free, of course, to participate in or contribute to any political campaign as an individual, subject to individual limitations under the law.
Our Company has established a political action committee (or “PAC”). Contributions to our PAC are voluntary, and it is our policy that this PAC comply with all laws regarding the operation of political action committees.
If you interact with public officials on behalf of our Company, you must always comply with all applicable laws, including those regarding lobbying, and consult our Legal Department whenever necessary.
Protection of Company Assets
You are expected to use your best efforts to protect the value of our Company assets, both tangible and intangible.
All equipment, supplies, software and other tangible assets used in our business are to be treated with care. You are responsible for ensuring that all equipment issued to you is properly used, stored and maintained. Unauthorized use of Company equipment, supplies, software or other assets (including any use that is in violation of this Code of Ethics) is prohibited. You must never make unauthorized copies of software or remove any equipment or other assets from our premises without specific authorization.
Remember that our intangible assets are just as valuable as our tangible assets. You must maintain the confidentiality of non-public information about our Company. Confidential information is any information of a confidential, proprietary or secret nature related to our business. It includes, among other things, confidential business processes, practices or results of operations, trade secrets, manufacturing techniques, research and development information, business plans or forecasts (including plans with respect to proposed acquisitions of other companies or their assets), customer lists or other sales data, personnel information, marketing plans, and information concerning any pending or threatened litigation or claim against our Company.
We also expect you to protect the confidentiality of any such information we may have about our customers, business partners, suppliers, distributors and others with whom we do business or with whom we have signed a confidentiality agreement. You must never disclose to us or any other third party confidential information or trade secrets you may have acquired while working for another employer. And you must not use confidential business information to advance your personal interests (or those of any third party) through investment activities or otherwise.
In addition, never disclose confidential information to outsiders (including customers, suppliers or press representatives, or on internet message boards) or even to other employees whose duties do not require them to have the information. You should use extreme caution when using email to transmit information which may contain our Company trade secrets, business plans, or any other confidential or proprietary information, since email messages can easily be forwarded to other individuals.
Remember that all right, title and interest to any and all products, improvements or processes whatsoever discovered, invented or conceived during the course of your employment with the Company, relating to the subject matter of or which may be directly or indirectly utilized in connection with our business, is considered Company property. As such, all writings produced in the course of your employment, including any copyrights for those writings, are assigned to the Company.
Recordkeeping
As part of our business, we maintain many types of important records apart from accounting records, including, for example, service reports, production and maintenance logs, safety records, laboratory reports, shipping and receiving records, and reports prepared for governmental agencies. In addition, many employees submit time records or written expense reports. It is our policy that all such records—and any other records you may prepare in connection with your duties as an employee of the Company—must be accurately and timely prepared and maintained. Never falsify or include misrepresentations in any document you prepare on behalf of or for submission to our Company.
Certain documents and other records pertaining to our business must be maintained for specific periods of time for possible review by regulatory authorities. We have established a comprehensive Record Retention Policy that prescribes the period of time during which all business records must be maintained, and outlines the required procedures for discarding our business records. This policy applies to electronic records as well as paper documents. You are expected to be familiar with and at all times comply with our Record Retention Policy as it relates to the types of records with which you work.
In addition, from time to time we receive requests for information from government agencies or other third parties for records related to our business. Once we have received such a request (or become aware of the likelihood of such a request), we are often prohibited by law from destroying any record that would be responsive to that request. If you are advised that we have received any such records request, you must not destroy any related records or documents until you have been advised by our Legal Department that you are permitted to do so.
Securities Trades
If you possess any material information about our Company that we have not yet disseminated to the public, you must not:
•	buy or sell our stock or other securities of the Company, including options, puts, calls and other derivatives;

•	pass such information on to anyone else (even to other employees, unless they have a business need to know); or

•	engage in any other action to take advantage of any non-public material information.
“Material” information includes any information an investor would consider important in deciding whether to buy or sell our securities. Either positive or negative information may be “material.” Examples of information you might possess that may be considered “material” under the securities laws are:
•	our quarterly or annual financial or operating results;

•	a significant acquisition or sale of assets or divestiture of a major subsidiary;

•	a pending or proposed merger or tender offer;

•	a significant change in management;

•	a significant new product or technology;

•	declaration of a stock split or the offering of additional securities; or

•	a threatened or pending claim against, or investigation involving, our Company (including product liability claims).
These restrictions also apply to non-public material information you may acquire about any other company during the course of your employment with our Company. For example, if you become aware that we are going to acquire a public company and news of the acquisition has not yet been publicly released, you must not buy or sell the securities of the company to be acquired or pass on to anyone else information regarding the pending acquisition.
The restrictions of this policy also apply to your family members and others living within your household. You are responsible for the compliance of such persons with the securities laws.
Even the appearance of an improper transaction must be avoided. Accordingly, even if you believe you do not possess non-public material information about our Company, never make a recommendation to anyone to buy, sell or hold our securities. Furthermore, any time we issue a press release announcing a material event (such as our quarterly press release regarding our financial results), you must wait until the second business day after such release to buy or sell our securities. Officers, directors and certain key employees will be subject to occasional “black-out” periods during which no purchases or sales of our securities may be executed (with certain limited exceptions). If you are an officer or director, you must pre-clear any purchase or sale of our securities with the Legal Department in order to ensure that a trading “black-out” is not in effect.
Use of Computers, Telephones and Other Electronic Resources
We may provide you with access to a variety of electronic communication tools during the course of your employment. These tools are valuable resources and help us do our jobs more effectively. However, irresponsible or careless use of these tools could expose you and our Company to risk—such as unauthorized access to our proprietary data, system failure or legal liability. Use of our electronic communications systems (email, internet, voicemail) must always be in compliance with all Company policies and all applicable laws. Specific instructions regarding data security and use of these systems and Company computers are set out in our Corporate Information Technology Systems and Electronic Communications Policy. You are expected to be familiar with and to comply with that policy at all times.
These tools are provided for business-related communications and activities. We understand that some personal use is inevitable; however, we ask that you keep such use to a minimum.
All electronic records must be treated with the same care, professionalism and discretion as your paper documents. Remember to carefully consider all electronic messages you send. You must never send email messages containing comments that are abusive, discriminatory, harassing, defamatory, obscene or threatening, including, but not limited to, making statements that are incompatible with the Company’s policies which prohibit harassment on the basis of gender, national origin, race, religion, political beliefs, age, sexual orientation, disability, or marital or veteran status.
The retention periods in the Record Retention Policy cover electronic communications as well as paper documents. You must, on a consistent schedule, evaluate all of your electronic records (including each email message you send and receive) and save or delete the record in accordance with that policy.
Written Agreements
From time to time, we enter into written agreements with suppliers, vendors and other business partners. In order to ensure that financial statements accurately reflect our business agreements, all written agreements must always fully and accurately reflect the terms of the business arrangement. You must never enter into or issue any “side letter” or make any representation if such “side letter” or representation mischaracterizes the actual business arrangement. You must never knowingly take any action intended to allow a business partner to improperly characterize or account for a business transaction.

OUR RESPONSIBILITIES TO EACH OTHER
Drug-Free Workplace
Our policy is to maintain a drug-free workplace. You must report to work free from the influence of any drugs or alcohol. You may not manufacture, distribute, sell or possess illegal drugs at any time on our Company premises. In addition, you may not use or be under the influence of illegal drugs or substances, or misuse legal drugs, at any time on our Company premises, while on Company business, or while driving vehicles owned, rented or leased by the Company. We periodically require employees to submit to appropriate medical tests designed to detect the influence of drugs or alcohol to ensure compliance with this policy and with applicable law.
Equal Opportunity
Our policy is to provide recruitment, hiring, training, compensation, transfer, promotion, termination and all other conditions of employment for all persons based on merit, qualifications and competency without discrimination on the basis of race, color, religion, sex, age, sexual orientation, national origin or ancestry, disability, medical condition, marital status, veteran status or any status protected by law and not listed here. Fulfillment of our commitment to equal employment opportunity requires action by all employees throughout the Company. We all have a responsibility to promote equal employment opportunities.
Harassment
Our policy is to provide a work environment that is pleasant, professional and free from intimidation, hostility or other offenses which might interfere with work performance. We will not tolerate harassment of any sort—verbal, physical or visual—particularly against employees in protected classes. These classes include, but are not necessarily limited to, race, color, religion, sex, age, sexual orientation, national origin or ancestry, disability, medical condition, marital status, veteran status, or any other status protected by law and not listed here.
Workplace harassment may take many forms. It may include, but is not limited to, words, signs, offensive jokes, cartoons, pictures, posters, email jokes or statements, unwelcome invitations, pranks, intimidation, physical assaults or contact, or violence. Other prohibited conduct includes producing or distributing written or printed material of a harassing or offensive nature (including notes, photographs, cartoons or articles) and taking retaliatory action against an employee for discussing or making a harassment complaint.
Sexual harassment may include unwelcome sexual advances, requests for sexual favors, unwelcome physical contact, or other communications of a sexual nature that create an offensive, hostile and intimidating working environment and prevent an individual from effectively performing the duties of his or her position. It also encompasses such conduct when it is made a term or condition of employment or compensation, either implicitly or explicitly, or when an employment decision is based on an individual’s acceptance or rejection of such conduct. It is important to note that sexual harassment crosses age and gender boundaries and cannot be stereotyped.
Sexual harassment may exist on a continuum of behavior. Examples include: touching or grabbing a person’s body, particularly after that person has indicated that such physical contact is unwelcome; continuing to ask a person to socialize on-duty or off-duty when that person has indicated that he or she is not interested; displaying or transmitting sexually suggestive pictures, objects, cartoons or posters; writing sexually suggestive notes or letters referring to or identifying a person by a sexually provocative or derogatory name; telling sexual jokes or using sexually vulgar or explicit language; derogatory or provoking remarks about or relating to a person’s gender; or harassing acts or behavior directed against a person on the basis of his or her gender or sexual orientation. Off-duty conduct which falls within any of the above categories can also fall within the definition of sexual harassment and may affect the work environment.
If you are personally harassed, we encourage you to make it clear to the harasser that the behavior is unacceptable and unwelcome and must stop immediately. If, however, you are not comfortable doing so, it is essential that you report the harassment to your supervisor, your local Human Resources Manager or the Code of Ethics HelpLine. Contact information is found on page 18.
Notice of Criminal Conviction
In some circumstances, if an employee engages in unlawful conduct outside of work, such conduct may be detrimental to our business interests and reputation. As a result, we require that you notify your local Human Resources Department in writing, as soon as practicable but no later than 5 business days, if you are convicted of: (1) any violation of a criminal drug statute; (2) any crime which has led or may lead to registration as a sex offender in any state; (3) any violent crime including assault, battery, rape, harassment, stalking, etc.; or (4) any other felony. A conviction during employment will not automatically disqualify you from continued employment, but a conviction may be grounds for disciplinary action. We retain full discretion to evaluate the conviction information and require your full cooperation in order to assess the significance of any such conviction.
Privacy
It is our policy to take all reasonable steps to protect our employees’ personal information. At a minimum, that means we comply with all laws that protect the privacy of our employees’ personal information, such as laws protecting health information. If your job requires you to have access to other employees’ private health information or other private or confidential information about your coworkers, you must take all reasonable steps to protect the privacy of that information.
Please remember, however, that all email messages and electronic records you create or receive using our computer systems (including personal email messages) are Company property. The practice of using passwords should not lead you to expect privacy with respect to messages or files sent, received or stored on any Company computer system. Also, you should be aware that email messages are retained indefinitely, even after you have deleted them. Email messages and other electronic records are routinely accessed and read by authorized personnel and sometimes by persons outside our Company.
File cabinets, desk drawers, Company vehicles, lockers or any other storage devices, including your computer and cell phone, are the property of the Company and subject to inspection by management at any time. So, do not bring personal property or materials to work if you do not wish for the information to be made known. While it is not our intention to learn information you may wish to keep private, we must sometimes search file cabinets, desk drawers, lockers, and computers for documents in connection with the operation of our business. You should have no expectation of privacy of information stored or kept at work.
Retaliation
We will not tolerate any retaliation or threat of retaliation against any person for refusing to violate this Code of Ethics or for reporting in good faith a known or suspected violation of this Code of Ethics. If you are ever aware of an instance or threat of retaliation, immediately report it to the Code of Ethics HelpLine. You will find information about how to contact the Code of Ethics HelpLine on page 18. Any employee who commits an act of retaliation will be subject to disciplinary action up to and including termination.
Safety
It is our policy to provide a place of employment free from recognized hazards that could cause death or serious physical injury, and to comply with all occupational safety and health standards passed under applicable statutes. Among other things, these standards require workers to wear appropriate protection and to adhere to all Company safety and hazardous material policies and practices. They further require us to provide you with proper training and supervision, and to inform you of any toxic or hazardous substances in our workplaces. We expect you to comply with all safety requirements at our facilities.

Violence in the Workplace
You must never commit or threaten to commit any violent act against a co-worker, applicant, customer, vendor or other person you come into contact with in connection with Company business. Also, never assume a threat is not serious. If you are subjected to or threatened with violence by a co-worker, customer, vendor or any other person you come into contact with in connection with Company business, or if you become aware that one of our employees has harmed or threatened any other employee or any person on our premises, any employee of a customer or vendor, or any other business associate, you must report this information to your supervisor or manager, or to the Code of Ethics HelpLine, as soon as possible. Contact information is found on page 18.
We also prohibit employees and all other persons (other than law enforcement and authorized security personnel) from bringing firearms, ammunition, explosives or other weapons of any kind onto Company property at any time. Likewise, no employee should possess a firearm, explosive or any other weapon at any time while driving any Company vehicle or performing any other off-premises work for our Company.

HOW TO REPORT A VIOLATION OF THIS CODE OF ETHICS
Reporting known or suspected violations of our Code of Ethics can be a sensitive issue. However, you must recognize that violations could have a profoundly adverse effect on our communities, our investors, our customers and our co-workers, and on the livelihoods of all of us. Therefore, it is our policy that you must promptly report all violations (or suspected violations) of this Code of Ethics according to the reporting procedures described below. It is so important that you report known or suspected violations of this Code of Ethics that failure to do so will itself be treated as a violation of this Code of Ethics. No disciplinary or other retaliatory action will be taken against any person as a result of reporting in good faith any known or suspected violation.
Every violation of the Code of Ethics will constitute a valid ground for dismissal of the person violating this Code and could result in civil or criminal action against that person.
Reporting an Accounting Problem or a Violation of Law
If you are aware of or suspect a breach of this Code of Ethics that in any way involves our Company’s financial statements or accounting practices or any other violation of law, you must report it immediately to our Chief Compliance Officer or to the Chairman of the Audit Committee of our Board of Directors by calling the Code of Ethics HelpLine at 888.332.3980. The toll-free HelpLine is answered by a third-party call center not affiliated with Dean Foods Company and is available both to our U.S.-based and international employees.
The operator who answers your call will prepare a written report of your conversation and forward your complaint to the Chief Compliance Officer, who will then issue your report to any other person(s) you designate. You should give the operator as much detail as possible about the facts surrounding your report or complaint. It will be helpful in our investigation if you give your name to the operator; however, it is not necessary that you do so. You may make your report anonymously. All anonymous reports will be investigated as thoroughly as reports for which the caller is identified.
Reporting Other Violations of this Code of Ethics
If you are aware of or suspect a violation of this Code of Ethics that does not involve our Company’s financial accounting practices or any other violation of law, you should report it to your immediate supervisor or your local Human Resources Manager. Or, if you do not feel comfortable discussing the matter on a local level, you should report it to the Code of Ethics HelpLine at 888.332.3980. Calls to this toll-free number may be made anonymously.
Cooperation with Law Enforcement
It is our policy to cooperate with law enforcement agencies. Senior management of our Company, in consultation with the General Counsel and the Audit Committee of the Board of Directors, will conduct reviews and make necessary determinations as to whether or not certain activity should be disclosed to law enforcement or regulatory agencies for further investigation. If you believe you have information that should be disclosed to a law enforcement agency, you should contact your supervisor or call the Code of Ethics HelpLine.

CONTACT INFORMATION

To report an accounting or recordkeeping violation

Code of Ethics HelpLine	888.332.3980

To report anything you believe to be a violation of the law Code of Ethics HelpLine	888.332.3980

To report harassment or any other violation of our Code of Ethics

Your local Management	Your Location
Your local Human Resources Manager or	Your Location
Code of Ethics HelpLine	888.332.3980

To report receipt of any confirmation request from an auditor or one of our customers or suppliers Chief Financial Officer	214.303.3400

To report any information request from a shareholder, securities analyst or media representative Investor Relations Dept	214.303.3438

To report any non-routine information request from or investigation by a governmental agency General Counsel	214.303.3400

International employees Local Management	Your Location
Code of Ethics HelpLine	888.332.3980
Amendments to the Code of Ethics
Any Amendments to this Code of Ethics must be approved by the Dean Foods Company Board of Directors. We reserve the right to change or rescind any or all provisions of this Code of Ethics, and any other of our policies, rules and procedures, at any time and without prior notice.
Public Availability of this Code of Ethics
This Code of Ethics has been adopted by our Board of Directors and is publicly available on our corporate website at http://www.deanfoods.com/cg/ethics.asp.

AFFIRMATION AND DECLARATION OF UNDERSTANDING
I hereby certify that I have:
•	received a copy of the Dean Foods Company Code of Ethics; and
•	read, understand and agree to fully comply with all aspects of the Code.*
I also agree to report any potential conflicts of interest or violation of this Code of Ethics to my supervisor, local management or the Legal Department, or via the Code of Ethics HelpLine.

Signature:

Name Printed or Typed:

Position or Title:

Department Name/Number:

Date:

Operating Company and Location:

*	No provision of our Code of Ethics is intended to conflict with any agreement between any subsidiary of Dean Foods Company, on the one hand, and any labor union, on the other. If the terms of the Code of Ethics do conflict with any such agreement, the labor union agreement will prevail. In addition, no provision of the Code of Ethics is intended to change any work rule at any of these locations.
This Code of Ethics is in addition to the rules and policies of the operating division or subsidiary for which you work. See your Human Resources Manager or your supervisor for a copy of those rules. Depending on your job description, you may be subject to further and more specific rules regarding one or more of the topics covered in this Code of Ethics. This Code of Ethics should not be construed as a contract of employment, and does not change any person’s status as an at-will employee.